# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: ASA Gold & Precious Metals Ltd, CIK 0001230869
CUSIP: G3156P103
Title of class of securities: Common Stock, par value $1
Address of issuer's principal executive offices: Apex Fund Services, Three Canal Plaza, Portland, Maine (ME), 04101
Date of event which requires filing of this statement: 04/09/2025
Filed by CIK 0001301324
Persons authorized to receive notices and communications: Zachary R. Tackett, Three Canal Plaza, Portland, Maine (ME), 04101, (207) 347-2076

## Reporting persons
- Mary Joan Hoene (CIK 0001301324): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 8,800; shared voting power 0; sole dispositive power 8,800; shared dispositive power 0; aggregate amount beneficially owned 8,800 (0.05% of the class)
  Comment: Based upon 18,911,123 shares of common stock of the Issuer issued and outstanding as of 04/03/2025.
- William Donovan and Lisa Laurich Donovan: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 4,300; sole dispositive power 0; shared dispositive power 4,300; aggregate amount beneficially owned 4,300 (0.02% of the class)
  Comment: Based upon 18,911,123 shares of common stock of the Issuer issued and outstanding as of 04/03/2025.
- Alexander Merk (CIK 0001772159): type of reporting person: individual (IN); citizenship or place of organization: Germany (2M); member of a group; source of funds: bank loan (BK), personal funds (PF); sole voting power 304,305; shared voting power 0; sole dispositive power 304,305; shared dispositive power 0; aggregate amount beneficially owned 304,305 (1.61% of the class)
  Comment: Based upon 18,911,123 shares of common stock of the Issuer issued and outstanding as of 04/03/2025.
- Hanna Tikkanen Merk: type of reporting person: individual (IN); citizenship or place of organization: Finland (H9); member of a group; source of funds: bank loan (BK), personal funds (PF); sole voting power 13,355; shared voting power 0; sole dispositive power 13,355; shared dispositive power 0; aggregate amount beneficially owned 13,355 (0.07% of the class)
  Comment: Based upon 18,911,123 shares of common stock of the Issuer issued and outstanding as of 04/03/2025.
- Sprott Focus Trust Inc. (CIK 0000825202): type of reporting person: investment company (IV); citizenship or place of organization: United States (X1); member of a group; source of funds: working capital (WC); sole voting power 280,000; shared voting power 0; sole dispositive power 280,000; shared dispositive power 0; aggregate amount beneficially owned 280,000 (1.47% of the class)
  Comment: Based upon 18,911,123 shares of common stock of the Issuer issued and outstanding as of 04/03/2025.
- James E Drasdo: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 100,467; shared voting power 0; sole dispositive power 100,467; shared dispositive power 0; aggregate amount beneficially owned 100,467 (0.53% of the class)
  Comment: Based upon 18,911,123 shares of common stock of the Issuer issued and outstanding as of 04/03/2025.
- Robert Efroymson: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 60,030; shared voting power 0; sole dispositive power 60,030; shared dispositive power 0; aggregate amount beneficially owned 60,030 (0.32% of the class)
  Comment: Based upon 18,911,123 shares of common stock of the Issuer issued and outstanding as of 04/03/2025.
- Toby D Bernstein Living Revocable Trust U/A DTD 04/09/2010: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 34,000; shared voting power 0; sole dispositive power 34,000; shared dispositive power 0; aggregate amount beneficially owned 34,000 (0.18% of the class)
  Comment: Based upon 18,911,123 shares of common stock of the Issuer issued and outstanding as of 04/03/2025.
- James Z Holtz: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: bank loan (BK), personal funds (PF); sole voting power 32,414; shared voting power 0; sole dispositive power 32,414; shared dispositive power 0; aggregate amount beneficially owned 32,414 (0.17% of the class)
  Comment: Based upon 18,911,123 shares of common stock of the Issuer issued and outstanding as of 04/03/2025.
- John E McBridge Trust U/A DTD 10/25/2010: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 43,191; shared voting power 0; sole dispositive power 43,191; shared dispositive power 0; aggregate amount beneficially owned 43,191 (0.23% of the class)
  Comment: Based upon 18,911,123 shares of common stock of the Issuer issued and outstanding as of 04/03/2025.
- QCS QualityConsult Service GmbH: type of reporting person: corporation (CO); citizenship or place of organization: Switzerland (V8); member of a group; source of funds: working capital (WC); sole voting power 20,000; shared voting power 0; sole dispositive power 20,000; shared dispositive power 0; aggregate amount beneficially owned 20,000 (0.11% of the class)
  Comment: Based upon 18,911,123 shares of common stock of the Issuer issued and outstanding as of 04/03/2025.
- The Linzmeier Family Trust UAD 03/25/1987: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 10,716.11; shared voting power 0; sole dispositive power 10,716.11; shared dispositive power 0; aggregate amount beneficially owned 10,716.11 (0.06% of the class)
  Comment: Based upon 18,911,123 shares of common stock of the Issuer issued and outstanding as of 04/03/2025.
- Ralph Linzmeier: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 5,000; shared voting power 0; sole dispositive power 5,000; shared dispositive power 0; aggregate amount beneficially owned 5,000 (0.03% of the class)
  Comment: Based upon 18,911,123 shares of common stock of the Issuer issued and outstanding as of 04/03/2025.
- Oonagh M Linzmeier: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 1,350; shared voting power 0; sole dispositive power 1,350; shared dispositive power 0; aggregate amount beneficially owned 1,350 (0.01% of the class)
  Comment: Based upon 18,911,123 shares of common stock of the Issuer issued and outstanding as of 04/03/2025.
- Linzmeier Childrens Trust U/A DTD 12/19/2012: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 10,350.71; shared voting power 0; sole dispositive power 10,350.71; shared dispositive power 0; aggregate amount beneficially owned 10,350.71 (0.05% of the class)
  Comment: Based upon 18,911,123 shares of common stock of the Issuer issued and outstanding as of 04/03/2025.
- David D. Linzmeier: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 350; shared voting power 0; sole dispositive power 350; shared dispositive power 0; aggregate amount beneficially owned 350 (0% of the class)
  Comment: Based upon 18,911,123 shares of common stock of the Issuer issued and outstanding as of 04/03/2025.
- David J. Linzmeier: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 5,895; shared voting power 0; sole dispositive power 5,895; shared dispositive power 0; aggregate amount beneficially owned 5,895 (0.03% of the class)
  Comment: Based upon 18,911,123 shares of common stock of the Issuer issued and outstanding as of 04/03/2025.
- George A Meyer: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: bank loan (BK); sole voting power 12,154; shared voting power 0; sole dispositive power 12,154; shared dispositive power 0; aggregate amount beneficially owned 12,154 (0.06% of the class)
  Comment: Based upon 18,911,123 shares of common stock of the Issuer issued and outstanding as of 04/03/2025.
- Ernest Abramson and Ellen S Abramson: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 24,723; sole dispositive power 0; shared dispositive power 24,723; aggregate amount beneficially owned 24,723 (0.13% of the class)
  Comment: Based upon 18,911,123 shares of common stock of the Issuer issued and outstanding as of 04/03/2025.
- Sebastian Pignatello: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 7,106; shared voting power 0; sole dispositive power 7,106; shared dispositive power 0; aggregate amount beneficially owned 7,106 (0.04% of the class)
  Comment: Based upon 18,911,123 shares of common stock of the Issuer issued and outstanding as of 04/03/2025.
- Peter Maletis: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 1,000; shared voting power 0; sole dispositive power 1,000; shared dispositive power 0; aggregate amount beneficially owned 1,000 (0.01% of the class)
  Comment: Based upon 18,911,123 shares of common stock of the Issuer issued and outstanding as of 04/03/2025.
- Bruce D. Hansen: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 1,023; shared voting power 0; sole dispositive power 1,023; shared dispositive power 0; aggregate amount beneficially owned 1,023 (0.01% of the class)
  Comment: Based upon 18,911,123 shares of common stock of the Issuer issued and outstanding as of 04/03/2025.
- Albert J. Jeffrey Stewart: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 3,938.23; shared voting power 2,123.62; sole dispositive power 3,938.23; shared dispositive power 2,123.62; aggregate amount beneficially owned 6,061.85 (0.03% of the class)
  Comment: Based upon 18,911,123 shares of common stock of the Issuer issued and outstanding as of 04/03/2025.
- Mary P. Stewart: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 1,649.7; shared voting power 2,123.62; sole dispositive power 1,649.7; shared dispositive power 2,123.62; aggregate amount beneficially owned 3,773.33 (0.02% of the class)
  Comment: Based upon 18,911,123 shares of common stock of the Issuer issued and outstanding as of 04/03/2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $1
Name of issuer: ASA Gold & Precious Metals Ltd
Address of issuer's principal executive offices: Apex Fund Services, Three Canal Plaza, Portland, Maine (ME), 04101

## Item 2. Identity and Background
Name of person filing:
1. Mary Joan Hoene
2. William Donovan and Lisa Laurich Donovan
3. Alexander Merk
4. Hanna Tikkanen Merk
5. Sprott Focus Trust Inc.
6. James E Drasdo
7. Robert Efroymson
8. Toby D Bernstein Living Revocable Trust U/A DTD 04/09/2010
9. James Z Holtz
10. John E McBridge Trust U/A DTD 10/25/2010
11. QCS QualityConsult Service GmbH
12. The Linzmeier Family Trust UAD 03/25/1987
13. Ralph Linzmeier
14. Oonagh M Linzmeier
15. Linzmeier Childrens Trust U/A DTD 12/19/2012
16. David D. Linzmeier
17. David J. Linzmeier
18. George A Meyer
19. Ernest Abramson and Ellen S Abramson
20. Sebastian Pignatello
21. Peter Maletis
22. Bruce D. Hansen
23. Albert J. Jeffrey Stewart
24. Mary P. Stewart
Residence or business address:
1. c/o Apex Fund Services, 3 Canal Plaza, Portland, ME 04101
2. 164 Kiawah Island Club Drive, Kiawah Island, SC 29455
3. 555 Bryant St #455, Palo Alto, CA 94301
4. 555 Bryant St #455, Palo Alto, CA 94301
5. 320 Post Road, Suite 230, Darien, CT 06820
6. PO Box 5738, Ketchum, ID 83340
7. 1344 Canyon Rd, Santa Fe, NM 87501
8. 9655 Woods Drive #906, Skokie, Illinois 60077
9. PO Box 9007, South Windsor, CT 06074
10. 12942 Burning Bush Ct., St. Louis, MO 63146
11. Bachers 6, CH-9058 Bruelisau, Switzerland
12. 27 Corn Flower St, Coto De Caza, CA 92679
13. 27 Corn Flower St, Coto De Caza, CA 92679
14. 27 Corn Flower St, Coto De Caza, CA 92679
15. 27 Corn Flower St, Coto De Caza, CA 92679
16. 27 Corn Flower St, Coto De Caza, CA 92679
17. P.O. Box 409, Springville, CA 93265
18. 2720 3rd Ave., Apt. 1101, Seattle, WA 98121
19. 8000 Maryland Ave, Clayton, MO 63105
20. P.O. Box 40486, Jacksonville, FL 32203
21. 2131 Camino de los Robles, Menlo Park, CA 94025
22. 22284 Anasazi Way, Golden CO 80401
23. 3613 Southwestern Blvd., Dallas TX 75225
24. 3613 Southwestern Blvd., Dallas TX 75225
Present principal occupation or employment: 1. Schedule A hereto is incorporated by reference.
Criminal convictions in the last five years: None
Civil proceedings (securities laws) in the last five years: None
Citizenship: 1. Schedule A hereto is incorporated by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Each Reporting Person acquired the shares of Common Stock covered by this Schedule 13D in open market purchases. The source of payment of the purchase price for each purchase of shares of Common Stock covered by this Schedule 13D was personal funds, except that Mr. Alexander Merk, Mr. James Holtz, and Mr. George Meyer purchased all or a portion of their shares of Common Stock on margin, and Sprott Focus Trust Inc. and QCS QualityConsult Service GmbH purchased their shares of Common Stock using working capital.

## Item 4. Purpose of Transaction
Purpose of transaction: On April 9, 2025, the Reporting Persons submitted to the Issuer a notice of requisition, pursuant to Sections 79 and 80 of the Companies Act 1981 of Bermuda, to nominate a slate of persons, William Donovan, Jay G. Baris, J. Dan Denbow, and Douglas Groh, for election as directors at the Issuer's 2025 annual general meeting of shareholders. This requisition was executed by representatives of the Reporting Persons, who collectively hold a significant number of common shares of ASA. The Reporting Persons have undertaken the actions described herein to protect the long-term interests of ASA Precious Gold & Metals Ltd ("ASA") and its shareholders.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: (a) 988,242.7448 aggregate shares, constituting 5.23% of the Issuer's outstanding shares, as of April 3, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: Schedule C hereto is incorporated by reference.
Transactions in the class effected during the past sixty days: Schedule B hereto is incorporated by reference.
Other persons with the right to receive dividends or sale proceeds: Mary Joan Hoene and William Donovan are directors of the fund and thus have the power to direct dividends paid by the fund.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: On April 8, 2025, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The information in Item 4 in is incorporated herein by reference. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 - Joint Filing Agreement
Exhibit 99.2 - Requisition Letter

## Signatures
- Mary Joan Hoene: /s/ Mary Joan Hoene, Mary Joan Hoene / Director (04/09/2025)
- William Donovan and Lisa Laurich Donovan: /s/ William Donovan / Lisa Laurich Donovan, William Donovan / Lisa Laurich Donovan / Director (04/09/2025)
- Alexander Merk: /s/ Alexander Merk, Alexander Merk / President, Managing Director (04/09/2025)
- Hanna Tikkanen Merk: /s/ Hanna Tikkanen Merk, Hanna Tikkanen Merk / Managing Director (04/09/2025)
- Sprott Focus Trust Inc.: /s/ Thomas W. Ulrich, Thomas W. Ulrich / Private investor (04/09/2025)
- James E Drasdo: /s/ James E. Drasdo, James E. Drasdo / Private investor (04/09/2025)
- Robert Efroymson: /s/ Robert Efroymson, Robert Efroymson / Private investor (04/09/2025)
- Toby D Bernstein Living Revocable Trust U/A DTD 04/09/2010: /s/ Toby D. Bernstein, Toby D. Bernstein, Trustee / Private investor (04/09/2025)
- James Z Holtz: /s/ James Holtz, James Holtz / Private investor (04/09/2025)
- John E McBridge Trust U/A DTD 10/25/2010: /s/ John E. McBridge, John E. McBridge, Trustee / Private investor (04/09/2025)
- QCS QualityConsult Service GmbH: /s/ George Hefer, George Hefer / Managing Director (04/09/2025)
- The Linzmeier Family Trust UAD 03/25/1987: /s/ Ralph Linzmeier, Ralph Linzmeier, Trustee / Private investor (04/09/2025)
- The Linzmeier Family Trust UAD 03/25/1987: /s/ Oonagh Linzmeier, Oonagh Linzmeier, Trustee / Private investor (04/09/2025)
- Ralph Linzmeier: /s/ Ralph Linzmeier, Ralph Linzmeier / Private investor (04/09/2025)
- Oonagh M Linzmeier: /s/ Oonagh Linzmeier, Oonagh Linzmeier / Private investor (04/09/2025)
- Linzmeier Childrens Trust U/A DTD 12/19/2012: /s/ Kathleen Linzmeier, Kathleen Linzmeier, Trustee / Private investor (04/09/2025)
- David D. Linzmeier: /s/ David D. Linzmeier, David D. Linzmeier / Private investor (04/09/2025)
- David J. Linzmeier: /s/ David J. Linzmeier, David J. Linzmeier / Private investor (04/09/2025)
- George A Meyer: /s/ George Meyer, George Meyer / Private investor (04/09/2025)
- Ernest Abramson and Ellen S Abramson: /s/ Ernest Abramson / Ellen S Abramson, Ernest Abramson / Ellen S Abramson / Private investors (04/09/2025)
- Sebastian Pignatello: /s/ Sebastian Pignatello, Sebastian Pignatello / Private investor (04/09/2025)
- Peter Maletis: /s/ Peter Maletis, Peter Maletis / Portfolio Manager (04/09/2025)
- Bruce D. Hansen: /s/ Bruce Hansen, Bruce Hansen / Private investor (04/09/2025)
- Albert J. Jeffrey Stewart: /s/ Albert J Jeffrey Stewart, Albert J Jeffrey Stewart / Private investor (04/09/2025)
- Mary P. Stewart: /s/ Mary P Stewart, Mary P Stewart / Private investor (04/09/2025)